        February 25, 2005

Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re: Sinopec Beijing Yanhua Petrochemical Company Limited

  Schedule 13E-3 filed January 20, 2005
   File No. 005-79649

Dear Ms. Hardy:

        On behalf of China Petroleum & Chemical Corporation ("Sinopec Corp."), Beijing Feitian Petrochemical Co., Ltd. ("Beijing Feitian") and Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua", and together with Sinopec Corp. and Beijing Feitian, the "Filing Persons"), we are responding to the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), raised in your letter to Mr. Wang Yongjian dated February 18, 2005, with respect to the joint Schedule 13E-3 filed with the Commission on January 20, 2005 (the "Schedule 13E-3") relating to the proposed merger between Beijing Feitian and Beijing Yanhua.

        As a general response to the Staff's comments, please note that the Filing Persons believe that they have provided all the information required by Schedule 13E-3 and have otherwise fully complied with the requirements of Rule 13e-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). However, Beijing Yanhua, as a foreign private issuer, is exempt from compliance with, inter alia, Sections 14(a), 14(b) and 14(c) of the Exchange Act pursuant to Rule 3a12-3. The Shareholder Circular was prepared by using the proxy rules under the Exchange Act as a guideline, but it is not intended or required to comply with such rules in all respects.

        Please also note that Beijing Yanhua is listed, and its H Shares are traded, on the Hong Kong Stock Exchange. As such, the proposed merger is a transaction regulated by the Hong Kong Securities and Futures Commission (the "SFC") under the Hong Kong Code on Takeovers and Mergers (the "HK Code"). As explained in this letter below, disclosure requirements under Rule 13e-3 (and Schedule 13E-3) and the HK Code are not entirely the same in terms of certain procedural and substantive matters.

        The Staff's comments are set forth in their entirety in italicized type in this letter. The responses of the Filing Persons immediately follow each of the Staff's comments and/or are set forth in the First Amended and Restated Shareholder Circular (the "Amended Shareholder Circular") attached as an exhibit to Amendment No. 1 to the Schedule 13E-3 (the "Amendment No. 1"), filed today with the Commission.

Cover Page

1.
Since Beijing Yanhua is a signatory on the Schedule 13E-3 and is engaged in this going private transaction, it should also be filed as a filing person on your amended Schedule 13E-3.

Response to Comment No. 1:

        In response to the Staff's comment, the cover page of the Joint Schedule 13E-3 has been revised in Amendment No. 1.

Shareholder Circular

2.
Your Shareholder Circular should begin with a Summary Term Sheet on the first or second page. The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.b. of SEC Release No. 33-7760. In addition, revise the structure of your Shareholder Circular so that the "Special Factors" section is at the beginning, immediately following the Summary Term Sheet and table of contents. Refer to Rule 13e-3(e)(1)(ii).

Response to Comment No. 2:

        The "Questions and Answers about the Merger" section is included to satisfy the requirement of Item 1001 of Regulation M-A for a "summary term sheet". We use the "Q&A" format as we believe that it is a reader-friendly way that would make it easier for the Beijing Yanhua Shareholders to understand the information presented to them. In the Amended Shareholder Circular, we have added a Comment on the required shareholder approvals for the transaction. We believe that the "Questions and Answers about the Merger" section, together with the "Summary" section, as amended, has set forth all the principal terms of the transaction.

        The "Summary" section is intended to give readers a general overview of the information presented in the main body of the Shareholder Circular. Our counsel has advised us that this is a section customarily included in a shareholder proxy statement, although as noted above, Beijing Yanhua, as a foreign private issuer, is exempt from the proxy rules under the Exchange Act.

        As for the "Special Factors" section, in response to the Staff's comment, we have revised the structure of the Amended Shareholder Circular so that such section immediately follows the "Summary" section. As such, we believe that we have fully satisfied the requirement of Rule 13e-3(e)(l)(ii)

As a Beijing Yanhua H Shareholder, what do I receive for my Beijing Yanhua H Shares as a result of the Merger? Page 1

3.
In this section, include disclosure about the "cancellation fee" of US$0.50 to be deducted from the Merger Consideration payable to ADS holders.

Response to Comment No. 3:

        In response to the Staff's comments, disclosure on Page 1 in the Amended Shareholder Circular has been revised. Please note that the cancellation fee is US$0.05, not US$0.50.

How will Beijing Yanhua H Shareholders and Beijing Yanhua ADS Holders receive the Merger Consideration? Page 3

4.
The meaning of the term "Delist Date" as used here and defined in the Definitions section is unclear. For example, the definition of "Delisting Date" itself contains a defined term ("Conditions") and the definition of "Condition" is unclear. Please revise to clearly state approximately how long it will take for Beijing Yanhua H Shareholders and ADS Holders to receive the merger consideration. Provide approximate dates or date ranges, if possible.

Response to Comment No. 4:

        In response to the Staff's comments, disclosure on Page 4 and the definition of "Conditions" on Page 42 have been revised in the Amended Shareholder Circular.

Summary, page 4

5.
Either in this section or elsewhere in the disclosure document, consider summarizing the capital structure of Beijing Yanhua, including a brief discussion of the different classes of stock, the identities of their holders (if affiliates) and how each class of stock will be treated in the merger.

Response to Comment No. 5:

        In response to the Staff's comments, a new subsection "Capital Structure of Beijing Yanhua" was added to the section "Summary—the Merger" on page 8 in the Amended Shareholder Circular to summarize the capital structure of Beijing Yanhua and to identify the holders of Beijing Yanhua's shares who are its affiliates. Disclosure on the treatment of these shares in the merger is made in the immediately succeeding paragraph in the same section.

6.
Please analyze whether the following entities should be included as filers on the Schedule 13E-3: (i) CPC, which owns almost 70% of Sinopec Corp.; and (ii) Sinopec International, which owns part of an entity (Beijing Feitian) engaged in this transaction and organized solely for purposes of the merger. Your analysis should focus on the interrelationship between these entities and the named parties to the merger, and their respective roles in this transaction. With respect to CPC's relationship with Sinopec, tell us how involved CPC is in the business operations of Sinopec generally and the decision to conduct this merger in particular.

Response to Comment No. 6:

        We respectfully submit that neither CPC nor Sinopec International are affiliates engaged "directly or indirectly in the going private transaction" and, therefore, are not required to file Schedule 13E-3. Neither of the two entities have engaged in any activities with respect to the transaction which would result in either of them being deemed to be "engaged in a going private transaction" within the meaning of published Staff guidelines.

        CPC owns almost 70% of Sinopec Corp. and Sinopec International owns part of Beijing Feitian, and therefore these two entities are affiliates of Sinopec Corp. and Beijing Yanhua. It is our view, however, that neither CPC nor Sinopec International have engaged, directly or indirectly, in the going private transaction. Neither of these two entities (i) played any role in the process of initiating, structuring and negotiating the merger, (ii) acted together with Sinopec Corp. or Beijing Feitian during such process, (iii) controlled the terms of the merger or (iv) provided financing to Sinopec Corp. or Beijing Feitian in connection with the merger or played any role in obtaining such financing. CPC is not involved in the day-to-day business operations of Sinopec Corp. As a company wholly owned by the Chinese government, CPC implements the government policies and investment in China's petrochemical industry generally.

7.
The Summary section should address each filing person's position as to the fairness of this transaction to unaffiliated shareholders of Beijing Yanhua. Please revise.

Response to Comment No. 7:

        In response to the Staff's comments, disclosure on page 9 was revised by adding a new subsection "Position of Sinopec Corp., Beijing Feitian and Beijing Yanhua as to the Fairness of the Merger" to the "Summary-the Merger" section in the Amended Shareholder Circular.

PRC Regulatory Approvals, page 9

8.
Please provide an idea of the time frame by which you believe you will have received all necessary approvals.

Response to Comment No. 8:

        We respectfully submit that the requested information is set forth in the "Expected Timetable" section. As indicated in such section, the Special General Meetings of Beijing Yanhua and Beijing Feitian are scheduled for March 4, 2005. Immediately after the Merger is approved by Beijing Yanhua Shareholders at such meetings, Beijing Yanhua and Beijing Feitian will separately notify their respective creditors of the transaction during a 90-day notice period required under the PRC law. Within approximately 30-45 days following the end of such notice period, all the PRC approvals are expected to be obtained, and then the listing of Beijing Yanhua on the Hong Kong Stock Exchange will be withdrawn. Thereafter, we will apply for the delisting of Beijing Yanhua from the New York Stock Exchange, which is expected to take place around the end of July this year. As indicated in the Notes to "Expected Timetable", if an exemption from the creditors notice period is granted by the relevant Chinese government authorities, there will not be a 90-day waiting period and the transaction could be closed earlier.

Definitions, page 12

9.
Please review this section generally to ensure that each definition is clear. See our comment above concerning the extensive use of defined terms in the definitions themselves. In addition, some of the definitions are not readily understandable as defined. See as an example only, "Beijing Yanhua Domestic Shares." In addition, why use two different defined terms ("Merger Consideration" and "Cancellation Price") to define the same thing? Please review and revise generally.

Response to Comment No. 9:

        In response to the Staff's comments, the number of definitions in the Shareholder Circular has been reduced and certain definitions have been revised to make them more clear in the Amended Shareholder Circular. Please note that it is a standard practice in Hong Kong to have a "Definitions" section and the Hong Kong Stock Exchange and the SFC (as well as Hong Kong investors) expect certain defined terms to be used for ease of reference. As such, we have kept certain definitions that are customarily included in circulars to shareholders for Hong Kong listed companies.

Selected Historical Financial Data, page 19

10.
We note that you have provided summarized historical financial data for Beijing Yanhua for each of the three years ended December 31,2003. Please revise this section to include the entirety of the disclosure requirements of Item 1010 of Regulation M-A, including, but not limited to income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle as required by Section 210.1-02(bb)(1)(ii) of Regulation S-X; and net income per common share from continuing operations (basic and diluted, if applicable) and book value per share as of the date of the most recent balance sheet, as required by Items 1010(c)(3) and (5), respectively.

Response to Comment No. 10:

        We respectfully submit that Beijing Yanhua is required only to disclose the information required by Item 1010 (a)(1), (3) and (4) and Item 1010 (b), if material, of the Regulation M-A. As for Item 1010(a)(2), this Item does not apply as Beijing Yanhua is a foreign private issuer and is not required to file quarterly reports under the Exchange Act. Further, disclosure under Item 1010(c) of Regulation M-A is not required by Item 13 of Schedule 13E-3.

        As Instruction 3 to Item 13 of Schedule 13E-3 permits incorporation by reference of financial statements previously filed with the Commission, we have added a statement in the opening paragraph of the "Selected Historical Financial Data" section to incorporate into the Amended Shareholder Circular the required disclosure by reference to the audited financial statements of Beijing Yanhua for the years ended December 31, 2002 and 2003 contained in Beijing Yanhua's annual report on form 20-F for the fiscal year ended December 31, 2003 (the "Form 20-F") filed with the SEC on June 17, 2004. We have also indicated in the "Selected Historical Financial Data" section and the "Where to Find More Information" section of the Shareholder Circular that such financial statements are available on the Commission's website at www.sec.gov. As such, we believe that we have satisfied the requirement of Item 1010(a) (1) of Schedule 13E-3.

        With respect to Item 1010(a)(3), we believe that Beijing Yanhua is required to provide the ratio of earnings to fixed charges for only the two most recent fiscal years, and such information has already been provided in the "Selected Historical Financial Data" of the Shareholder Circular. We do not believe Beijing Yanhua is required to provide ratio of earnings to fixed charges for the interim periods as those are periods referred to in Item 1010(a)(2), and as explained above, we do not believe such Item applies to Beijing Yanhua.

        Book value per share as of the date of the most recent balance sheet presented is also provided in the "Selected Historical Financial Data" of the Amended Shareholder Circular under the line item "Net asset value per Beijing Yanhua Share". Again, for the reasons set forth above, we did not provide book value per share for the interim periods. As such we believe that we have satisfied the requirement of Item 1010(a)(4).

        With respect to Item 1010(b) of Regulation M-A, we note that disclosure on pro forma information is required only if it is material. We do not believe that such information is material in this transaction, as Beijing Yanhua is 70% owned by Sinopec Corp. and Beijing Yanhua is consolidated into Sinopec Corp's consolidated financial statements. In addition, the effect that the Merger would have on Beijing Yanhua's balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges and book value per share is not material and Beijing Yanhua will be dissolved as a result of the Merger.

        With respect to Item 1010(c), as indicated above, disclosure of information under this Item is not required. Nevertheless, in order to give investors an overview of Beijing Yanhua's financial status, we voluntarily included the summary financial information under this Item in the "Selected Historical Financial Data" section of the Shareholder Circular.

Ratio of Earnings to Fixed Charges, page 20

11.
Please provide the ratio of earnings to fixed charges for six months ended June 30, 2004. Refer to Items 1010(a)(3) and 1010(c)(4) of Regulation M-A.

Response to Comment No. 11:

        Please see our response to Comment 10 above. For the reasons set forth above, we believe that the most recent balance sheet date for Beijing Yanhua for purposes of furnishing the ratio of earnings to fixed charges required by Item 1010 (a)(3) or Item 1010(c)(4) is December 31, 2003.

Special Factors Regarding the Merger, page 21

Background of the Merger

12.
We note that you state that Beijing Feitian may also be dissolved following the completion of the Merger. Please state your plans with regard to this dissolution. For example, when would you dissolve it and under what conditions?

Response to Comment No. 12:

        While Sinopec Corp. intends to dissolve Beijing Feitian at certain point after the Merger is completed, it does not have concrete plans at this stage as to exactly when and under what condition Beijing Feitian will be de-registered and dissolved. Disclosure in the first paragraph on Page 14 of the Amended Shareholder Circular has been revised in response to the Staff's comments.

13.
Each filing person must describe the alternative means considered and why the alternatives were rejected. Please discuss what aspects of the alternative of remaining public each filing party considered and what alternate means of effecting a going private transaction each considered.

Response to Comment No. 13:

        In response to the Staff's comments, disclosure on Page 14 was revised in the Amended Shareholder Circular.

14.
In this respect, on page 21, discuss what "various factors" Sinopec considered in deciding to privatize Beijing Yanhua

Response to Comment No. 14:

        In response to the Staff's comments, disclosure on Page 15 has been revised in the Amended Shareholder Circular.

15.
Please describe your use of the phrase "merger by absorption" as used to describe what Sinopec considered to be the most appropriate plan to complete the merger.

Response to Comment No. 15:

        "Merger by Absorption" is statutory merger provided for by Article 184 of the PRC Company Law. Through such a merger, a target company merges or is "absorbed" into an acquiring company with the acquiring company as the surviving entity. If the consideration is cash, the shareholders of the target company will be bought out and the acquirer will own all the assets, and assume all debts and liabilities, business and employees of the absorbed company by operation of law. Under PRC Laws, a merger by absorption can proceed so long as two-thirds of the shareholders of both companies approve the merger and necessary governmental approvals are obtained. So, "Merger by Absorption" under the PRC Company Law is equivalent to the statutory merger authorized by the Delaware Corporation Law. In response to the Staff's comments, disclosure has been revised on Page 15 of the Amended Shareholder Circular.

16.
What were the strategic implications presented to the management of the company by the management of Sinopec at the December 3, 2004 meeting?

Response to Comment No. 16:

        In response to the Staff's comments, disclosure on page 16 has been revised in the Amended Shareholder Circular.

17.
Please describe the process for selecting the members of the Independent Board Committee on December 4, 2004.

Response to Comment No. 17:

        In response to the Staff's comments, disclosure on page 16 has been revised in the Amended Shareholder Circular.

18.
What was the methodology explained by CICC and Morgan Stanley to the Independent Financial Advisor at the December 14, 2004 and December 18, 2004 meetings?

Response to Comment No. 18:

        In response to the Staff's comments, disclosure on page 17 has been revised in the Amended Shareholder Circular.

19.
Did CICC and Morgan Stanley present written materials to Sinopec Corp.? If so, please file these materials pursuant to Item 1016(c) of Regulation M-A and describe them in considerable detail in the disclosure document.

Response to Comment No. 19:

        On December 21, 2004, CICC and Morgan Stanley furnished draft preliminary presentation materials to the management of Sinopec Corp. in connection with a discussion on the valuation of Beijing Yanhua. Subsequently, Sinopec Corp. requested a fairness opinion from CICC and Morgan Stanley. In preparation for delivering their fairness opinion, CICC and Morgan Stanley conducted financial analyses in excess of the financial analyses included in the December 21, 2004 presentation. No further presentation was delivered to Sinopec Corp. by CICC and Morgan Stanley regarding their fairness opinion. A description of the full analysis underlying the fairness opinion provided by CICC and Morgan Stanley is set out in the section "Opinion of Sinopec Corp.'s Financial Advisors" of the Shareholder Circular. The fairness opinion and the final financial analysis superseded the preliminary presentation materials.

        In response to the Staff's comment, we have filed the draft preliminary presentation materials as an exhibit to Amendment No. 1. and included additional disclosure on page 17 of the Amended Shareholder Circular regarding the materials. In light of the fact the December 21, 2004 presentation was preliminary and did not constitute the full analysis underlying the fairness opinion provided by CICC and Morgan Stanley and the fact that the directors of Sinopec Corp. relied on the fairness opinion rather than the draft preliminary presentation materials, we respectfully submit that describing the materials in considerable detail would be unnecessary and likely only to confuse investors. The more relevant analysis underlying the fairness opinion provided is currently described in the Shareholder Circular.

20.
Explain why, on December 19, 2004, the Independent Board Committee requested Sinopec to further increase the cancellation price from the range of HK$3.50-3.60 per share. How did the Committee determine that this price was insufficient? Did the Committee have a price range it suggested to Sinopec? What other terms and conditions were negotiated by the independent board committee? We note your disclosure on page 27, listing such negotiations as a factor considered by Sinopec and Beijing Feitian regarding the fairness of the merger.

Response to Comment No. 20:

        In response to the Staff's comments, disclosure on page 17 has been revised in the Amended Shareholder Circular.

21.
Describe the further discussion on valuation held on December 21, 2004.

Response to Comment No. 21:

        In response to the Staff's comments, disclosure on page 17 has been revised in the Amended Shareholder Circular.

22.
Please disclose the bases Madam Wang explained at the December 22, 2004 meeting for the proposed cancellation price increase to HK $3.80 per share. What consideration was given to the capital markets, industry cycles, and interests of shareholders. Explain with more specificity, the meaning of these factors.

Response to Comment No. 22:

        In response to the Staff's comments, disclosure on page 18 has been revised in the Amended Shareholder Circular.

23.
Explain why, at the December 28, 2004 meeting, the presentation did not include a comparison of the proposed Cancellation Price to a valuation of the shares based on a discounted cash flow analysis by the Independent Financial Advisor.

Response to Comment No. 23:

        As part of the valuation analysis underlying its opinion, the Independent Financial Advisor ("IFA") conducted a discounted cash flow ("DCF") analysis based on projections prepared by and furnished to the IFA by Beijing Yanhua management. The management projections provided to the IFA by Beijing Yanhua included product prices and production volume trends for Beijing Yanhua's key products, major raw material costs and volume, debt repayment schedule and, planned capital expenditure schedule. Beijing Yanhua's management also discussed key margins assumptions with the IFA. However, the presentation to the Independent Board Committee ("IBC") by the IFA on December 28, 2004 did not include a comparison of the proposed Merger consideration to a valuation of the shares based on the DCF analysis as, prior to the presentation, concerns were raised by the legal counsel of the IFA in Hong Kong about the implications of including this analysis in the shareholders' circular. The legal counsel was of the view that any financial projections relied upon by the IFA in undertaking their DCF analysis may be regarded by the SFC as constituting a "profit forecast", a specific term defined in Rule 10 of the HK Code issued and administered by the SFC. According to Rule 10 of the HK Code, any "profit forecast" used in a shareholders' circular would be required to be examined and reported on by auditors or consultant accountants and must also be reported on by any financial adviser named in the document. However, according to Auditing Guidelines issued by the Hong Kong Institute of Certified Public Accountants (the "Auditing Guidelines") (statement 3.341), accountants reporting on profit forecasts under the HK Code are normally restricted to reporting on profit forecasts of one year or less from the date of the last audited financial statements, and only in exceptional circumstances are they permitted to report on profit forecasts for a future accounting period. Even in such exceptional cases, the report would be limited to the immediately succeeding period and then only if a significant part of the current period has elapsed. As further stated in the Auditing Guidelines, in practice, it would be unusual for an accountant to provide a report on the forecast for a succeeding period unless (a) at least ten months of the current period has elapsed and (b) the company's operations lend themselves to reasonably accurate forecasting, such as in the case of a property investment company. Therefore, as the DCF analysis would include a set of projections extending beyond 2 financial years subsequent to the latest audited financials, and given that the required reporting by the auditor would not be obtainable by Beijing Yanhua, it was unclear at such time whether a DCF analysis could be included in the shareholders' circular. Given the uncertainty as to whether it would be possible to include the DCF analysis in the shareholders' circular and comply with the requirements of the HK Code, the IFA decided not to include the DCF analysis in its presentation to the IBC on December 28, 2004.

        However, it should be noted that the IFA concluded that the transaction was fair and reasonable from a financial point of view as of such date without relying on the DCF analysis and the board of directors of Beijing Yanhua (including the members of the IBC) unanimously approved the terms of the merger between Beijing Yanhua and Beijing Feitian on December 29, 2004, before the IFA provided its further advice in respect of the DCF analysis on January 9, 2005.

24.
We note that at the December 29, 2004 meeting the board unanimously approve the merger. At some point prior to this approval did the independent board committee make any presentation to the company's board? Did the independent board committee approve the merger?

Response to Comment No. 24:

        At the December 29, 2004 meeting, before the board voted to approve the transaction, Mr. Yang Xuefeng, on behalf of the Beijing Yanhua Independent Board Committee, made a presentation to Beijing Yanhua Board informing the board of the Beijing Yanhua Independent Board Committee's position that Sinopec Corp.'s offer for Beijing Yanhua Shares under the Proposal and the terms of the Merger Agreement are reasonable and fair. Thereafter, the members of the Beijing Yanhua Independent Board Committee, together with all the other Beijing Yanhua Directors, unanimously approved the Merger. As such, the members of the Beijing Yanhua Independent Board Committee did not consider it necessary to hold a separate meeting for the purpose of approving the proposed transaction.

25.
Why, "after December 30, 2004," did the independent financial advisor provide "further advice" to the independent board committee? What advice comparing the cancellation price to a valuation of the shares based on a discounted cash flow analysis by the independent advisor was given? Please state the date and nature of the advice and explain why such information was provided to the independent board committee at this time as opposed to prior to the December 29, 2004 board approval and prior to the approval of the merger by the independent board committee.

Response to Comment No. 25:

        As outlined in our response to Comment 23 above, the IFA did not include the DCF analysis in its presentation to the IBC on December 28, 2004 due to concerns with Hong Kong regulatory implications raised by the Hong Kong legal counsels. However, after further discussions among Beijing Yanhua and their legal counsels and advisers, a view was reached that Rule 10 of the HK Code would not prevent the IFA from including the DCF valuation analysis in its opinion as long as details of the projections were not disclosed in the shareholders' circular. A draft shareholders' circular (which included the DCF analysis and referred to, but did not include those projections) was submitted to the SFC on December 31, 2004 and the working parties received the SFC's comments on January 7, 2005. The SFC's comments indicated a potential issue under Rule 10 of the HK Code in respect of the DCF analysis. The IFA subsequently held discussions with the SFC regarding whether projections used for performing the DCF analysis would constitute a "profit forecast" as defined under the HK Code. The SFC confirmed to the IFA that so long as the detailed financial projections were not disclosed in the shareholders' circular, the SFC did not consider that merely stating the conclusion of the DCF analysis would constitute a profit forecast and therefore require compliance with the reporting requirements under Rule 10 of the HK Code. In response to comments from the SFC, the IFA has also expressly stated in its opinion that the DCF analysis should not be regarded as an indication of what Beijing Yanhua H share price should or could be achieved or indications of profit forecast. Having clarified that stating the conclusion of the DCF analysis in the shareholders' circular would be permissible, on January 9, 2005, the IFA presented the DCF analysis to the IBC and gave its opinion that the proposed merger consideration was within the value per share resulting from the DCF analysis and on that basis, the merger consideration was fair and reasonable from a financial point of view.

        The IFA ultimately decided to state the conclusion based on the DCF analysis in its opinion because it was of the view that (a) the independent shareholders of Beijing Yanhua should have the benefit of an additional benchmark on the fairness and reasonableness of the merger consideration; (b) it was important for the independent shareholders of Beijing Yanhua to know that, for completeness apart from the other methods of analyses in its opinion, the IFA had examined the merger consideration based on the DCF analysis and concluded that it was fair and reasonable based on that analysis.

26.
We note that an approval from SAFE is required for exchanging RMB into foreign currencies to pay the cancellation price and other fees incurred in connection with the merger. In a supplemental response, please tell us the status of such approval.

Response to Comment No. 26:

        Once the shareholders of Beijing Yanhua approve the Merger, Sinopec Corp. shall immediately apply for the formal approval from SAFE, which is expected to be obtained without legal obstacles. In our informal pre-clearance inquiries with the SAFE, the SAFE officials indicated to us that an application for currency conversion in connection with a transaction of this nature is generally reviewed and approved without delay.

27.
We note that you listed Bear Stearns Asia Limited as financial advisor to Beijing Yanhua on the cover page of your shareholder circular and state on page 23 that Beijing Yanhua appointed Bear Steams Asia Limited as its financial advisor on December 23, 2004. Yet, you do not discuss Bear Steams' role as financial advisor in the body of your circular. Please disclose the scope of Bear Steams Asia's engagement as financial advisor and provide the information required by Item 1015 of Regulation M-A for any reports, opinions or appraisals provided by Bear Stearns. Disclose whether or not Bear Stearns gave an opinion relating to the fairness of the merger to unaffiliated shareholders.

Response to Comment No. 27:

        In response to the Staff's comment, disclosure on page 18 of the Amended Shareholder Circular has been revised to describe Bear Stearns' scope of engagement in connection with the proposed transaction. In its capacity as a financial advisor, BSAL did not provide any opinions, reports or appraisals to Beijing Yanhua or its affiliates. Accordingly, no disclosure under Item 1015 of Regulation M-A was made. BSAL did not give any opinion relating to the fairness of the merger to unaffiliated shareholders. This was also disclosed in the Amended Shareholder Circular.

28.
We also note a news article dated January 14, 2005 concerning an unsanctioned trade in ADSs of Beijing Yanhua concerning Bear Stearns Asia. Please advise us supplementally of the details of this transaction.

Response to Comment No. 28:

        Bear, Stearns & Co. Inc. reported the details of the transaction to the New York Stock Exchange on January 21, 2005. For ease of the Staff's reference, the text from this report is reproduced below:

        "On or about December 23, 2004, the Securities and Futures Commission ("SFC") in Hong Kong and the New York Stock Exchange ("NYSE") halted trading in the Ords and ADSs for Sinopec Beijing Yanhua Petrochemical Company Limited ("Sinopec"), respectively. Pursuant to our conversation on January 11, 2005 regarding Bear Stearns' trading in Sinopec, please accept this letter as a description of the events and corrective measures Bear, Stearns & Co. Inc. ("BSCI" or the "Firm") has implemented.

        On Thursday, December 30, 2004, Sinopec publicly announced a transaction in Hong Kong. The announcement disclosed that Bear Stearns Asia Limited ("BSAL") is the financial advisor (but not the independent advisor) to Sinopec in the proposed privatization of Sinopec (symbol BYH) through a Merger by Absorption with China Petroleum & Chemical Corporation (symbol SNP) under Hong Kong law. Just after 9:00 p.m. Hong Kong time on December 30, 2004, Bear Stearns investment bankers on the transaction communicated the announcement to BSAL Compliance in Hong Kong and Bear Stearns Japan Limited ("BSJL") Legal in Japan.

        The New York Control Group noticed that the transaction had been announced on the morning of December 30, 2004, New York time. At approximately 12:14 p.m. New York time, the New York Control Group added Sinopec to the Firm's global Corporate Finance Restricted List ("CFRL"). Despite the time difference, this precautionary measure was taken to avoid any potential impropriety with Asian regulatory authorities.

        Prior to Sinopec being added to the CFRL on December 30, 2004, a trader in the New York office of BSCI purchased 6,600 of the BYH ADSs for a proprietary account in the normal course of trading. On Friday, December 31, 2004, the trader purchased an additional 13,400 shares of BYH while it was on the CFRL. The aggregate market value of the trades was US$468,139 and represented 0.1% of the shares outstanding.

        On Wednesday, January 5, 2005 Compliance in Hong Kong notified the SFC of BSCI's transactions. On January 6, 2005, the SFC posted the trades on the SFC website. Trading resumed on the NYSE and SFC in Hong Kong on December 30, 2004. In consultation with outside counsel and the SFC it was decided that BSCI would maintain the positions it had acquired.

        The policies and procedures the Firm had in place when the trading occurred are as follows: The Restricted Lists are and have been available on the Firm's intranet website and via Reuter's screens throughout the Firm. The Firm's Insider Trading/Information Barrier Compliance Manual and the Core Compliance Manual describe the restricted lists. Each morning before the markets open in New York, the New York Control Group emails Restricted Lists to a number of recipients.

        To address time zone differences, limited email alerts and the trader's inadvertent oversight, the Firm has decided to implement additional measures to promote effective notification to relevant employees.

        The corrective measures include the following: The head of compliance for BSAL Hong Kong has been granted access to the database that houses the Watch List and the Restricted Lists, and will have the capability to add companies to the Restricted Lists. An email was sent to all institutional equity sales and trading personnel on January 13, 2005 to remind them of the responsibility to check the Restricted Lists prior to any trading. The desk that executed the trades has implemented a soft block on trading systems to notify traders that a security is restricted prior to trading. In addition, the Firm is reviewing implementation of additional soft blocks on other trading systems. Clearer lines of escalation have been established for reporting such issues within the Firm. Regardless of location, investment bankers on the transaction have been notified that they should contact the New York Control Group in addition to local Compliance/Control Group personnel of announcing transactions."

Sinopec Corp.'s and Beijing Feitian's Reasons for the Merger, page 25

29.
Please disclose the reasons for the structure of the merger and for why you are undertaking the transaction at this time in your operating history. Please see Item 1013(c) of Regulation M-A. We note your disclosure on page 42 under "Reasons for the Structure of the Merger". Please also comply on page 36 at "Beijing Yanhua's Reasons for the Merger."

Response to Comment No. 29:

        In response to the Staff's comment, disclosure on page 21 and page 31 of the Amended Shareholder Circular was revised to disclose the reasons why each of Sinopec Corp. and Beijing Yanhua has decided to undertake the transaction at this time in their respective operating history. As for the disclosure of the reasons for the structure of the merger, please refer to the "Reasons for the Structure of the Merger" section. This section is parallel to the section on "Sinopec Corp.'s and Beijing Feitian's Reason for the Merger" and to the section on "Beijing Yanhua's Reason for the Merger", and is intended to make the required disclosure for all filing persons.

30.
Further, we note the discussion of consolidation and efficiency and the realization of potential synergies. To the extent possible, please quantify the benefits and detriments of the Rule 13e-3 transaction as required by Instruction 2 to Item 1013 of Regulation M-A.

Response to Comment No. 30:

        Based on the existing data available to the management of Sinopec Corp., other than the fact that Sinopec Corp. will incur a debt of approximately RMB 4.1 billion as disclosed in the Shareholder Circular, it is not possible to quantify the benefits and detriments of the proposed transaction.

Position of Sinopec Corp. and Beijing Feitian Regarding the Fairness of the Merger, page 26

31.
Please provide a discussion of the factors Sinopec and Feitian considered in determining fairness to explain the extent, if any, to which the fairness determination was based on the factors listed in Instruction 2 to Item 1014 of Regulation M-A, including net book value, going concern value, and historical purchase prices, or indicate why any factor was not material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the HK$3.80 per share to be paid to the unaffiliated shareholders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Item 1014(b) of Regulation M-A and Questions 20 and 21 in Exchange Act Release No. 17719 (April 13, 1981).

Response to Comment No. 31:

        Sinopec Corp. and Beijing Feitian have considered the factors listed in Instruction 2 to Item 1014 of Regulation M-A, and believe that they have made adequate disclosure of such considerations on pages 23 and 24 of the Amended Shareholder Circular.

        Sinopec Corp. and Beijing Feitian considered the going concern value of Beijing Yanhua in discussions with CICC and Morgan Stanley. In terms of net book value, Sinopec Corp. and Beijing Feitian held the view that this factor was not material to the fairness determination because investors generally did not value Beijing Yanhua on the basis of its net book value.

        Sinopec Corp. and Beijing Feitian did not consider liquidation value because liquidation was not a viable option in respect of Beijing Yanhua and hence a theoretical implied valuation would have been potentially misleading and not relevant in the fairness determination. Sinopec Corp. and Beijing Feitian did not consider purchase prices paid by Sinopec Corp. for Beijing Yanhua H Shares during the past two years because no such purchases were made. In addition, Sinopec Corp. and Beijing Feitian did not consider any firm offer made by any unaffiliated person during the past two years because there was no such offer that Sinopec Corp. and Beijing Feitian are aware of.

32.
Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to "unaffiliated security holders." Your disclosure in this section states that Sinopec and Feitian determined that the merger was fair to the "Independent Beijing Yanhua Shareholders," which is a different concept. Please revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by Item 1014(a). Further, you should revise your fairness disclosure of the recommendation of the independent board committee on page 38 that contains the same language.

Response to Comment No. 32:

        In response to the Staff's comments, disclosure has been revised throughout the amended Shareholder Circular.

33.
Disclose whether Sinopec and Feitian believe that the transaction is procedurally fair to unaffiliated stockholders given the absence of the procedural safeguards described in Item 1014(d) of Regulation M-A. Please provide the same disclosure for the company's board and independent board committee, on page 38.

Response to Comment No. 33:

        Please refer to Page 21 of the Amended Shareholder Circular for the discussion of Sinopec Corp. and Beijing Feitian's discussion of procedural fairness. The first and fourth bullet points on that page each address the fairness of the merger from a procedural aspect. As we have previously noted, negotiation of the merger involved the Beijing Yanhua Independent Board Committee with the advice of its own financial advisor. In addition, the merger can not be approved unless the unaffiliated shareholders of Beijing Yanhua vote in favor.

34.
Did Sinopec and Feitian consider any factors that weighed against the fairness of this proposed merger? If so, please revise to describe.

Response to Comment No. 34:

        All relevant and material factors have been disclosed in the Amended Shareholder Circular. Sinopec Corp. and Beijing Feitian did not think that any other material factor might weigh against the fairness of the proposed merger.

Comparable Company Analysis, page 32

35.
Expand to explain why these companies were chosen as comparable to the company, and why they were apparently the best choices for purposes of this analysis. What are the "certain characteristics" these companies share?

Response to Comment No. 35:

        In response to the Staff's comments, disclosure on page 27 has been revised in the Amended Shareholder Circular.

Precedent Transaction Analysis, page 33

36.
We note your precedent transaction analysis, but you do not explain how this merger compares to these transactions. For example, we note that the median is a premium of 23.2% to the closing price of the last full trading day prior to announcement. In this merger the premium to the closing price of the last full day of trading prior to the announcement is 10.9%. This factor indicates a higher value than the HK$3.80 per share to be paid to the unaffiliated shareholders. Your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value.

Response to Comment No. 36:

        Sinopec Corp. respectfully notes that its financial advisors were asked to provide an opinion as to the fairness of the Merger Consideration to Sinopec Corp. and not the unaffiliated shareholders of Beijing Yanhua. In addition, although the median premium of the US and European privatization transactions and the median enterprise value to LTM EBITDA multiple of Asian petrochemical sector transactions might imply a higher cancellation price, CICC and Morgan Stanley reviewed premiums paid in privatization transactions on the Hong Kong Stock Exchange as well as in the Asian petrochemical sector. Each of CICC and Morgan Stanley advises us that they did not perform the type of analysis requested in the Comment. Rather, each of CICC and Morgan Stanley reached a single conclusion as to fairness from a financial point of view to Sinopec Corp., as opposed to the unaffiliated shareholders of Beijing Yanhua, based on such advisor's experience and professional judgment and the analysis as a whole. Neither advisor as part of its process isolated the various analyses and determined separately how each analysis supported that advisor's conclusion. Accordingly, Sinopec Corp. respectfully submits that its financial advisors should not now be requested, after the fact, to (i) undertake an analysis that is not part of its normal methodology or (ii) create evaluations not done in connection with the preparation and delivery of its opinion or communicated to the board of Sinopec Corp.

Discounted Cash Flow Analysis, page 35

37.
We note the reference to projections and financial forecasts provided to the fairness advisors for use in valuing the shares. These projections should be disclosed. You should also describe the material assumptions underlying them.

Response to Comment No. 37:

        As stated on page 26 of the Shareholder Circular, CICC and Morgan Stanley relied upon certain projections provided by Sinopec Corp. These projections comprised key raw material costs, product prices, and relevant purchase and production volumes covering Beijing Yanhua's core products and annual capital expenditures, in each case through to 2008. These projections provided by Sinopec Corp. were a subset of the overall DCF analysis undertaken by CICC and Morgan Stanley. The DCF analysis was, in turn, only one of several analyses (as disclosed in the section "Opinion of Sinopec Corp.'s Financial Advisors" of the Shareholder Circular) which CICC and Morgan Stanley carried out in order to formulate their fairness opinion. We respectfully submit that the fairness opinion was addressed to Sinopec Corp. and commented on whether or not the Merger Consideration was fair from a financial point of view to Sinopec Corp. Sinopec Corp. shareholders are not required to take any action in relation to the proposed Merger. The Beijing Yanhua unaffiliated shareholders have the benefit of the recommendation of the Beijing Yanhua board committee of independent directors and the advice of Lehman Brothers as the independent financial advisers, who, respectively advised that the terms of the proposed Merger were fair and reasonable to the Independent Beijing Yanhua Shareholders and accordingly, the Beijing Yanhua board committee of independent directors recommended shareholders to vote for the proposed Merger. We respectfully submit that the critical consideration for Beijing Yanhua unaffiliated shareholders is the amount of the Merger Consideration and the projections provided by Sinopec Corp. are not material to the decision-making of Beijing Yanhua unaffiliated shareholders and should not serve to substitute for or detract from the recommendation of the board committee of independent directors and the independent financial advisers. Accordingly, the projections provided by Sinopec Corp. were not relevant to unaffiliated shareholders of Beijing Yanhua. In addition, the projections underlying the DCF have been subjected to a large number of judgments such that we believe the price, volume and capital expenditure forecasts provided by Sinopec Corp. would be potentially misleading if disclosed.

        Such projections are not customarily included in offer documents under the HK Code. Nor are they required. The projections provided by Sinopec Corp. were not intended for public disclosure and Sinopec Corp. considers such projections to be confidential information which should not be made available to the public generally, as disclosure of such information to competitors would be detrimental to Sinopec Corp.'s business.

        The HK Code contains strict and onerous provisions in relation to forecasting of profits, which also treat certain other data and statements as profit forecasts. The provisions do not require the inclusion of profit forecasts in any announcement during the offer period or any document addressed to shareholders in connection with an offer; however, if such a forecast is made during an offer period, the forecast must be examined and reported on by (among others) auditors, consultant accountants and/or financial advisers. Sinopec Corp. and its financial advisers are concerned that the projections provided by Sinopec Corp. to CICC and Morgan Stanley may be regarded by the Takeovers Executive as profit forecasts and that the US filing of such projections may be regarded as the making of profit forecasts. In these circumstances, compliance with the examination and reporting requirements in relation to such projections could not be achieved in light of the requirements of the Auditing Guidelines described in the response to Comment 23 above.

38.
See the last comment. Provide the same disclosure as to any projections or financial forecasts provided to Lehman Brothers.

Response to Comment No. 38:

        As discussed under our response to Comment 23 above, Beijing Yanhua would not be able to disclose the projections and financial forecasts in the shareholders' circular while still complying with the requirements of the HK Code. As such projections and financial forecasts would be regarded by the SFC as a "profit forecast" under Rule 10 of the HK Code, any such projections or financial forecasts if disclosed in any public document subject to the HK Code would have to be examined and reported on by auditors or consultant accountants and any financial adviser mentioned in the document. However, the Auditing Guidelines, as stated in the response to Comment 23, do not allow accountants to examine and report on profit forecasts extending beyond one year after the date of the latest audited financial statements (or in exceptional cases, a future accounting period beyond the immediately succeeding period). Therefore, as this transaction is subject to the HK Code, it is not possible to disclose in the shareholders' circular the projections or financial forecasts on which the DCF analysis was based, without triggering the obligation to obtain a report from auditors or consultant accountants on such projections or financial forecast, which in turn would not have been available to Beijing Yanhua.

Recommendation of the Beijing Yanhua Board, page 36

39.
Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to "unaffiliated security holders." Your disclosure in this section states that the board determined that the merger was fair to the "Beijing Yanhua Shareholders," which is a different concept. Please revise throughout the disclosure materials to provide the fining as to non-affiliates as a distinct group, as required by Item 1014(a).

Response to Comment No. 39:

        In response to the Staff's comments, disclosure on page 31 and other pages on this issue has been revised in the Amended Shareholder Circular.

Opinion of Independent Financial Advisor, page 38

Premium Analysis, page 40

40.
We note Lehman's premium analysis. Please disclose the "implied premia that the Cancellation Price represented over the time periods indicated above" and how they are comparable to the median premia paid of 23.7%, 26.4% and 26.4% over the same periods. What were the periods?

Response to Comment No. 40:

        In response to the Staff's comments, disclosure on page 36 has been revised in the Amended Shareholder Circular.

        The "implied premia that the merger consideration represented" of 10.9%, 22.7% and 24.3% were based on Beijing Yanhua's 1 day, 30 day and 90 day average trading prices respectively as at the date of the announcement of the transaction which is stated in the 1st paragraph of premium analysis on page 35 of the Amended Shareholder Circular.

Comparable Company Analysis, page 41

41.
Expand to explain why these companies were chosen as comparable to the company, and why they were apparently the best choices for purposes of this analysis. What are the certain characteristics these companies share?

Response to Comment No. 41:

        In response to the Staff's comment, disclosure on page 36 has been revised in the Amended Shareholder Circular.

Comparable Transaction Analysis, page 41

42.
What was the enterprise value to the last twelve months EBITDA multiple? How does that compare to your enterprise value analysis? What are the implied valuation multiples of the cancellation price that fall within the range of implied valuation multiples of the selected comparable transactions?

Response to Comment No. 42:

        The median enterprise value to the last twelve months EBITDA multiple of the selected comparable transactions is 5.7x. This is higher than the enterprise value to last twelve months EBITDA multiple implied by the merger consideration of 4.3x. The IFA noted that the enterprise value to last twelve months EBITDA multiple is less relevant given Beijing Yanhua's high last twelve months EBITDA margin of 23.1% compared to the median last twelve months EBITDA of 17.0% of the targets in the comparable transactions. Except for the enterprise value to last twelve months EBITDA multiple, all of the other valuation multiples implied by the merger consideration, i.e. enterprise value to last twelve months sales, equity value to last twelve months net income and equity value to last twelve month book value multiple are higher than or at least equal to the valuation multiples of the selected comparable transactions. The median valuation multiples of the comparable transactions are as follows: enterprise value to last twelve month sales multiple of 0.91x, equity value to last twelve month net income multiple of 9.3x and equity value to last twelve month book value multiple of 1.71x.

Dissenting Beijing Yanhua Shareholders, page 48

43.
The disclosure concerning the rights of dissenting shareholders and how they may perfect such rights is vague and unclear. We understand that this may be due to a lack of relevant law or precedent. Have such rights been exercised with respect to other transactions? If so, please describe. You should also revise generally to provide additional details concerning this process and the impact on Beijing Yanhua, the filers and the non-dissenting shareholders.

Response to Comment No. 43:

        To the best of our knowledge, in connection with a similar merger transaction in 2000 where Huaneng Power International Inc., a NYSE listed PRC company, acquired Shandong Huaneng Power Development Corporation, another NYSE listed PRC company, one shareholder of Shandong Huaneng made such request. However, we understand that this shareholder subsequently withdrew his request. In response to the staff's comment, we have added a new paragraph relating to such right on page 54. We believe that we have made full disclosure of all the relevant information available regarding this right in the Amended Shareholder Circular.

Annex E

44.
In the notes to your annual financial information for the two years ended December 31, 2003, please provide reconciliations of net income and shareholders' equity under IFRS to US GAAP, as we believe such information will enhance your disclosures. In addition, in the notes to your interim financial information for the six months ended June 30, 2004, please provide narrative disclosures about differences between your accounting principles and US GAAP and please provide quantified disclosures of any material reconciling items not previously addressed in your annual reconciliations.

Response to Comment No. 44:

        In response to the Staff's comments, disclosure on page E-27 has been revised in the Amended Shareholder Circular to provide the reconciliation information regarding certain financial data for the two years ended December 31, 2003.

        With respect to the six-month financials, as explained in our response to Comment 10 above, we do not believe that Beijing Yanhua is required to file quarterly reports under the Exchange Act, and therefore we have not provided the reconciliations for the six months ended June 30, 2004.

        The management of Beijing Yanhua is not aware of any material reconciling items not previously addressed in the annual reconciliations contained in the Form 20F. In response to the Staff's comments, disclosure on page E-31 has been revised in the Amended Shareholder Circular.

* * *

        In connection with responding to the Staff's comments to the Schedule 13E-3 and any amendment thereto (the "Filing"), the Filing Persons hereby acknowledge the following:

1.
they are responsible for the adequacy and accuracy of the disclosure in the Filing;

2.
the Staff's comments or changes to the disclosure in the Filing in response to such comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.
they may not assert Staff's comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States in connection with the transactions for which the Filing has been or will be made submitted to the Commission.

        As the upcoming special shareholder meetings are scheduled for March 4th, 2005, we would greatly appreciate your response as soon as possible.

Sincerely,

By:	/s/ Yongjian Wang
Name:	Yongjian Wang
Title:	Chairman of the Board of Directors Sinopec Beijing Yanhua Petrochemical Company Limited
By:	/s/ Tonghai Chen
Name:	Tonghai Chen
Title:	Chairman of the Board of Directors China Petroleum & Chemical Corporation
By:	/s/ Lisheng Wang
Name:	Lisheng Wang
Title:	Chairman of the Board of Directors Beijing Feitian Petrochemical Co., Ltd.